Email Template Sent to Providers in Wisconsin

Subject: Join us: Wisconsin family's experience with OCD leads to mental health innovation

Good afternoon, Dr. [LAST NAME],

As a Wisconsin-based company, OCDfeat is on a mission to revolutionize Obsessive Compulsive Disorder treatment and mental health care, and we're inviting local healthcare providers like you to be part of this movement.

We've officially launched our Community Investment round on Wefunder, aiming to raise $83,000 from those who care about mental health, digital healthcare innovation, and supporting Wisconsin-based businesses. Investments start at just $250.

OCDfeat was born out of a personal journey with OCD and the gaps in treatment that families, patients, and providers face every day. Our platform empowers therapists, patients, and families with a digital solution for tracking therapy progress—no more paper-based tracking—leading to better, more effective care.

As a respected healthcare provider in Wisconsin, you understand the importance of accessible, high-quality care. Your support, whether sharing this email or investing, can help us scale our impact locally and beyond.

Learn more and invest here: wefunder.com/ocdfeat

Thank you for your time and consideration in supporting mental health innovation in Wisconsin. Please don't hesitate to reach out with any questions!

Best,
Jason

--
Jason Niosi
Founder & CEO

OCDfeat

c: Calendly

Example Personalized emails sent to my contacts

Subject: Please share with your network

Hi Rick,

We haven't been able to catch up - let me know when you can. Quick update for me is my daughter was diagnosed with OCD in December and we're navigating that. The more difficult diagnosis for her is functional neurological disorder (FND), where she has random non-epileptic seizures throughout the day. It's been a rough couple of months. Dexter is doing great - on his way to becoming black belt in taekwondo later this year. He's in drivers ed now too!

On the OCDfeat front, we launched a campaign to find investors in the community that want to be a part of change. You can find the campaign here - https://wefunder.com/ocdfeat/. Those interested can invest as little as $250. If you can share it with your network, I'd be so grateful!

How are things with you? Good I hope! My calendar link is below if you want to schedule a catch up!

Jason

--

Jason Niosi

Founder & CEO

OCDfeat



Calendly

Subject: Wefunder campaign for OCDfeat

Hey James! Happy New Year! I hope all is well. I'm reaching out to let you know we have officially soft-launched our Wefunder campaign, where investors can reserve their investment using this direct link: https://wefunder.com/ocdfeat
As you know, OCDfeat was born out of a deeply personal journey of mine that set me on a mission to close the gaps in obsessive-compulsive disorder care. Our platform empowers therapists, patients, and families to collaboratively track therapy progress, making treatment more effective and digital. No more paper! We've had a lot of great feedback early, and now we're ready to scale.
Please share the link with anyone you think might be interested in supporting our mission. Let's catch up when you have a moment. Let me know what works!
Jason

--

Jason Niosi

Founder & CEO

OCDfeat



Calendly

Subject: Wefunder campaign for OCDfeat

Hi Kim!

Happy New Year! I hope you enjoyed your holidays in Puerto Rico! Mine was not as exciting but we had some quality family time so it was perfect.

I am reaching out because I have officially launched our OCDfeat Wefunder campaign, where individuals reserve their investment using this direct link: https://wefunder.com/ocdfeat.

I'm hoping you can share with your network or with anyone you think might be interested in supporting our mission.

As you know, OCDfeat was born out of a deeply personal journey of mine that set me on a mission to close the gaps in obsessive-compulsive disorder care. Our platform empowers therapists, patients, and families to collaboratively track therapy progress, making treatment more effective and digital. No more paper! We've had a lot of great feedback early, and now we're ready to scale.

Let's catch up soon!

Thanks,
Jason

--

Jason Niosi

Founder & CEO

OCDfeat



Calendly



LinkedIn Post



Continuation of the text in the post above:



Jason Niosi · You
Mental Health Advocate | Founder & CEO o...
1mo · Edited · 🌐

My son is now thriving. Those of you with lived experience know our journey is still going. And that the beginning was scary. It was frustrating. But it gave me purpose.

It was the reason why I created OCDfeat. First, I wanted to make it easier for families and caregivers to keep track of what was happening between visits. Then we were asked by therapists how they can access that information easily so we developed a care platform. Now, we're ready to take our product to the next level.

We're inviting people who care about mental health and OCD treatment to be part of our journey. I'm excited to announce our Community Investment round is live on Wefunder, and we're raising capital to help scale this solution, and people can invest with as little as $250.

Check out our campaign and help us spread the word. Every investment, share, and conversation makes a difference and we appreciate it!

wefunder.com/ocdfeat

#fundraising #crowdfunding #mentalhealth #gratitude

👍❤️👏 59   10 comments · 11 reposts

Facebook Post

Jason Niosi
February 24 ·

Hello Friends!

Apologies in advance for the long post! (TL;DR: We have an exciting investment opportunity to expand OCDfeat...please share!)

For the past six years, our family has been on a journey with OCD, and the support we've received from so many of you has meant the world to us. Whether it was words of encouragement, meal trains while navigating treatment, or donating to the Potholders for Awareness campaign (which raised nearly $10,000 for OCD advocacy!), I cannot th... **See more**


OCDfeat™
Live victoriously.
Digital Tracking and Treatment Support for Obsessive Compulsive Disorder
How are you feeling?

WEFUNDER.COM

Invest in OCDfeat: A remote therapeutic monitoring platform for therapists treating OCD

Deana Niosi and 3 others

1 share

The rest of the post:



Jason Niosi
February 24 · 👥

···

Hello Friends!

Apologies in advance for the long post! (TL;DR: We have an exciting investment opportunity to expand OCDfeat...please share!)

For the past six years, our family has been on a journey with OCD, and the support we've received from so many of you has meant the world to us. Whether it was words of encouragement, meal trains while navigating treatment, or donating to the Potholders for Awareness campaign (which raised nearly $10,000 for OCD advocacy!), I cannot thank you enough. 💙

One thing became clear during our experience: OCD care is hard to access. Finding an OCD specialist was nearly impossible.
Local support groups didn't exist. Getting insurance to cover our treatment was a constant battle.

This struggle gave me a new purpose in life and my career: to help families like ours get the support they need.

In 2021, I became active in non-profits (both the International OCD Foundation and OCD Wisconsin). Last year, while serving as president of OCD Wisconsin, we launched the first-ever overnight therapeutic OCD summer camp for middle schoolers and their families. It was so successful that the co-creator and I founded a non-profit in 2024 called Fearless Camps, to expand these camps year-round!

I also started my own for-profit company, OCDfeat, in 2021. It's a software company focused on underserved mental health disorders that provides digitals tools to help therapists and patients work better together. We're starting with OCD because of our own lived experience and want to bridge the gap between therapy sessions while reducing the busy work for therapists. After years of research, development, and feedback, we're ready to bring this tool to more people.

We recently launched a crowdsourcing investment campaign. The opportunity is NOT a donation campaign like a GoFundMe but a chance to invest in a mission-driven company that makes OCD care more accessible and manageable. OCD does not discriminate. With 240 million people worldwide living with OCD, we need better solutions.

✅ The minimum investment is $250
✅ Every $250 raised provides one person with a year-long subscription to OCDfeat
✅ Please share this post with your network to help us spread the word! We're almost halfway to our goal!

Thank you for believing in this mission and helping us make a real difference!

Email Template Sent to Providers in Wisconsin

Subject: Join us: Wisconsin family's experience with OCD leads to mental health innovation

Good afternoon, Dr. [LAST NAME],

As a Wisconsin-based company, OCDfeat is on a mission to revolutionize Obsessive Compulsive Disorder treatment and mental health care, and we're inviting local healthcare providers like you to be part of this movement.

We've officially launched our Community Investment round on Wefunder, aiming to raise $83,000 from those who care about mental health, digital healthcare innovation, and supporting Wisconsin-based businesses. Investments start at just $250.

OCDfeat was born out of a personal journey with OCD and the gaps in treatment that families, patients, and providers face every day. Our platform empowers therapists, patients, and families with a digital solution for tracking therapy progress—no more paper-based tracking—leading to better, more effective care.

As a respected healthcare provider in Wisconsin, you understand the importance of accessible, high-quality care. Your support, whether sharing this email or investing, can help us scale our impact locally and beyond.

Learn more and invest here: wefunder.com/ocdfeat

Thank you for your time and consideration in supporting mental health innovation in Wisconsin. Please don't hesitate to reach out with any questions!

Best,
Jason

--
Jason Niosi
Founder & CEO

OCDfeat



c: Calendly

Example Personalized emails sent to my contacts

Subject: Please share with your network

Hi Rick,

We haven't been able to catch up - let me know when you can. Quick update for me is my daughter was diagnosed with OCD in December and we're navigating that. The more difficult diagnosis for her is functional neurological disorder (FND), where she has random non-epileptic seizures throughout the day. It's been a rough couple of months. Dexter is doing great - on his way to becoming black belt in taekwondo later this year. He's in drivers ed now too!

On the OCDfeat front, we launched a campaign to find investors in the community that want to be a part of change. You can find the campaign here - https://wefunder.com/ocdfeat/. Those interested can invest as little as $250. If you can share it with your network, I'd be so grateful!

How are things with you? Good I hope! My calendar link is below if you want to schedule a catch up!

Jason

--

Jason Niosi

Founder & CEO



Calendly

Subject: Wefunder campaign for OCDfeat

Hey James! Happy New Year! I hope all is well. I'm reaching out to let you know we have officially soft-launched our Wefunder campaign, where investors can reserve their investment using this direct link: https://wefunder.com/ocdfeat
As you know, OCDfeat was born out of a deeply personal journey of mine that set me on a mission to close the gaps in obsessive-compulsive disorder care. Our platform empowers therapists, patients, and families to collaboratively track therapy progress, making treatment more effective and digital. No more paper! We've had a lot of great feedback early, and now we're ready to scale.
Please share the link with anyone you think might be interested in supporting our mission. Let's catch up when you have a moment. Let me know what works!
Jason

--

Jason Niosi

Founder & CEO



Calendly

Subject: Wefunder campaign for OCDfeat

Hi Kim!

Happy New Year! I hope you enjoyed your holidays in Puerto Rico! Mine was not as exciting but we had some quality family time so it was perfect.

I am reaching out because I have officially launched our OCDfeat Wefunder campaign, where individuals reserve their investment using this direct link: https://wefunder.com/ocdfeat.

I'm hoping you can share with your network or with anyone you think might be interested in supporting our mission.

As you know, OCDfeat was born out of a deeply personal journey of mine that set me on a mission to close the gaps in obsessive-compulsive disorder care. Our platform empowers therapists, patients, and families to collaboratively track therapy progress, making treatment more effective and digital. No more paper! We've had a lot of great feedback early, and now we're ready to scale.

Let's catch up soon!

Thanks,
Jason

--

Jason Niosi

Founder & CEO



Calendly



LinkedIn Post


linkedin.com/in/jasonniosi/recent-activity/all/
Jason Niosi • You
Mental Health Advocate | Founder & CEO o...
This little girl felt so helpless when her brother was diagnosed with Obsessive Compulsive Disorder, she didn't know what to do. On her own one day she decided she wanted to help raise #OCD awareness by selling potholders. This picture shows the excitement on her face when she finished making her first one, all by herself. She showed the same excitement when she sold them door-to-door, when she got online orders in more than 40 states (and three countries!), and again when we donated the money to the International OCD Foundation each year.
My son is now thriving. Those of you with lived experience know our journey is still going. And that the beginning was scary. It was frustrating. But it ...more
59
10 comments • 11 reposts
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Bravo to sibling support!

Continuation of the text in the post above:



Jason Niosi · You
Mental Health Advocate | Founder & CEO o...
1mo · Edited · 🌐

My son is now thriving. Those of you with lived experience know our journey is still going. And that the beginning was scary. It was frustrating. But it gave me purpose.

It was the reason why I created OCDfeat. First, I wanted to make it easier for families and caregivers to keep track of what was happening between visits. Then we were asked by therapists how they can access that information easily so we developed a care platform. Now, we're ready to take our product to the next level.

We're inviting people who care about mental health and OCD treatment to be part of our journey. I'm excited to announce our Community Investment round is live on Wefunder, and we're raising capital to help scale this solution, and people can invest with as little as $250.

Check out our campaign and help us spread the word. Every investment, share, and conversation makes a difference and we appreciate it!

wefunder.com/ocdfeat

#fundraising #crowdfunding #mentalhealth #gratitude

 59   10 comments · 11 reposts

Facebook Post

Jason Niosi
February 24 ·

Hello Friends!

Apologies in advance for the long post! (TL;DR: We have an exciting investment opportunity to expand OCDfeat...please share!)

For the past six years, our family has been on a journey with OCD, and the support we've received from so many of you has meant the world to us. Whether it was words of encouragement, meal trains while navigating treatment, or donating to the Potholders for Awareness campaign (which raised nearly $10,000 for OCD advocacy!), I cannot th... **See more**


OCDfeat™
Live victoriously.
Digital Tracking and Treatment Support for Obsessive Compulsive Disorder
How are you feeling?

WEFUNDER.COM

Invest in OCDfeat: A remote therapeutic monitoring platform for therapists treating OCD

Deana Niosi and 3 others — 1 share

The rest of the post:



Jason Niosi
February 24 · 👥

···

Hello Friends!

Apologies in advance for the long post! (TL;DR: We have an exciting investment opportunity to expand OCDfeat...please share!)

For the past six years, our family has been on a journey with OCD, and the support we've received from so many of you has meant the world to us. Whether it was words of encouragement, meal trains while navigating treatment, or donating to the Potholders for Awareness campaign (which raised nearly $10,000 for OCD advocacy!), I cannot thank you enough. 💙

One thing became clear during our experience: OCD care is hard to access. Finding an OCD specialist was nearly impossible.
Local support groups didn't exist. Getting insurance to cover our treatment was a constant battle.

This struggle gave me a new purpose in life and my career: to help families like ours get the support they need.

In 2021, I became active in non-profits (both the International OCD Foundation and OCD Wisconsin). Last year, while serving as president of OCD Wisconsin, we launched the first-ever overnight therapeutic OCD summer camp for middle schoolers and their families. It was so successful that the co-creator and I founded a non-profit in 2024 called Fearless Camps, to expand these camps year-round!

I also started my own for-profit company, OCDfeat, in 2021. It's a software company focused on underserved mental health disorders that provides digitals tools to help therapists and patients work better together. We're starting with OCD because of our own lived experience and want to bridge the gap between therapy sessions while reducing the busy work for therapists. After years of research, development, and feedback, we're ready to bring this tool to more people.

We recently launched a crowdsourcing investment campaign. The opportunity is NOT a donation campaign like a GoFundMe but a chance to invest in a mission-driven company that makes OCD care more accessible and manageable. OCD does not discriminate. With 240 million people worldwide living with OCD, we need better solutions.

✅ The minimum investment is $250
✅ Every $250 raised provides one person with a year-long subscription to OCDfeat
✅ Please share this post with your network to help us spread the word! We're almost halfway to our goal!

Thank you for believing in this mission and helping us make a real difference! 💙



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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